EXHIBIT 99

Magna Announces Outlook

  Sales growth and increased EBIT Margin1 over outlook period
  Higher free cash flow2 in 2019-2021 period, compared to 2018-2020

AURORA, Ontario, Jan. 15, 2019 (GLOBE NEWSWIRE) -- Magna International Inc. (TSX: MG; NYSE: MGA) today announced its financial outlook for 2019 and 2021.

Our outlook to 2021 anticipates continued growth in total sales and improvement in our EBIT Margin compared to 2018 despite our expectation of relatively level light vehicle production across our major end markets of North America and Europe during this same outlook period. Free cash flow is expected to increase to a cumulative total of more than $6.5 billion in the 2019-2021 timeframe as compared to over $6 billion in the 2018-2020 period, reflecting an anticipated increase in earnings and relatively level capital spending.

For 2019, our sales are expected to be negatively impacted by the announced disposition of our Fluid Pressure & Controls business, net of acquisitions, and by foreign currency translation, reflecting the stronger U.S. dollar.  Excluding these items, our total sales are expected to increase in 2019, compared to 2018.  Our North American business reflects the negative impact of the recently announced General Motors assembly plant actions.  Our outlook anticipates a slight decline in our EBIT Margin in 2019 reflecting, among other factors, higher commodity costs, increased spending for electrification and autonomy, a decline in equity income, and a higher proportion of lower margin Complete Vehicle sales.

“We expect to grow sales and earnings over our outlook period while continuing to build long-term value for our shareholders. We are seeing further growth opportunities related to autonomy, electrification, electronic systems and lightweighting across our business. Our strong balance sheet, broad product portfolio, and global diversification is what differentiates Magna and positions us to innovate and grow through the auto cycle.”
- Don Walker, Magna’s Chief Executive Officer

OUTLOOK

	2019	2021
Light Vehicle Production (Units)
North America Europe	17.0 million 22.3 million	17.0 million 22.9 million

Segment Sales
Body Exteriors & Structures Power & Vision Seating Systems Complete Vehicles	$16.8 - $17.6 billion $11.2 - $11.8 billion $5.8 - $6.2 billion $6.9 - $7.3 billion	$17.8 - $18.8 billion $11.8 - $12.6 billion $6.3 - $6.8 billion $7.0 - $7.7 billion

Total Sales	$40.2 - $42.4 billion	$42.4 - $45.4 billion

EBIT Margin[3]	7.3% - 7.6%	8.1% - 8.5%

Equity income (included in EBIT)	$195 - $240 million	$290 - $345 million

Interest Expense	Approximately $100 million

Tax Rate	Approximately 24%

Net income attributable to Magna	$2.1 - $2.3 billion

Capital Spending	Approximately $1.7 billion

In this outlook we have assumed no material unannounced acquisitions or divestitures or other significant transactions.  The outlook reflects the divestiture of our Fluid Pressure & Controls business, which is expected to occur at the end of the first quarter of 2019.  However, the outlook above does not include any estimated gain or loss on the sale.  In addition, we have assumed that foreign exchange rates for the most common currencies in which we conduct business relative to our U.S. dollar reporting currency will approximate year end 2018 rates.

“We continue to make investments for the future that are having a short-term negative impact on our margins but are expected to provide long-term growth. The combined strength of our balance sheet and free cash flow allows us to invest while also returning capital to our shareholders. Between 2019 and 2021, we expect to generate more than $6.5 billion of free cash flow, over 35% of our current market capitalization.”
- Vince Galifi, Magna’s Chief Financial Officer

Certain of the forward-looking financial measures above are provided on a Non-GAAP basis. We do not provide a reconciliation of such forward-looking measures to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP.  To do so would be potentially misleading and not practical given the difficulty of projecting items that are not reflective of on-going operations in any future period. The magnitude of these items, however, may be significant.

We will be making a presentation at the Wolfe Research Global Auto Industry Conference on Tuesday, January 15, 2019 at 3:40 p.m. EST during which we will review the details of our outlook.  The presentation will be webcast and available on our website at www.magna.com.  The slides accompanying the presentation will be available on our website Tuesday morning.

TAGS
2019 outlook, sales growth, free cash flow

INVESTOR CONTACT
Louis Tonelli, Vice-President, Investor Relations
louis.tonelli@magna.com, 905.726.7035

MEDIA CONTACT
Tracy Fuerst, Director of Corporate Communications & PR
tracy.fuerst@magna.com, 248.631.5396

WEBCAST CONTACT
Nancy Hansford, Executive Assistant, Investor Relations
nancy.hansford@magna.com, 905.726.7108

OUR BUSINESS4
We have more than 173,000 entrepreneurial-minded employees dedicated to delivering mobility solutions. We are a mobility technology company and one of the world's largest automotive suppliers with 340 manufacturing operations and 89 product development, engineering and sales centres in 27 countries. Our competitive capabilities include body exteriors and structures, power and vision technologies, seating systems and complete vehicle solutions. Our common shares trade on the Toronto Stock Exchange (MG) and the New York Stock Exchange (MGA). For further information about Magna, visit www.magna.com.

FORWARD-LOOKING STATEMENTS
We disclose "forward-looking information" or "forward-looking statements" (collectively, "forward-looking statements") to provide information about management's current expectations and plans. Such forward-looking statements may not be appropriate for other purposes. Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, objectives or economic performance, or the assumptions underlying any of the foregoing, and other statements that are not recitations of historical fact. We use words such as "may", "would", "could", "should", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "aim", "forecast", "outlook", "project", "estimate", "target" and similar expressions suggesting future outcomes or events to identify forward-looking statements.

Forward-looking statements in this press release include, but are not limited to, 2019-2021 outlook period statements related to:

Magna’s ability to capitalize on growth in light-weighting, vehicle electrification, new mobility solutions and safety and autonomous driving Free cash flow expectations	Magna's forecasts of light vehicle production in North America and Europe Expected Total sales, based on such light vehicle production, including expected split by segment	EBIT margin Equity income Net interest expense Tax rate Net income Fixed asset expenditures; and Future returns of capital to our shareholders, including through dividends or share repurchases

Our forward-looking statements are based on information currently available to us, and are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances.

While we believe we have a reasonable basis for making such forward-looking statements, they are not a guarantee of future performance or outcomes. Whether actual results and developments conform to our expectations and predictions is subject to a number of risks, assumptions and uncertainties, many of which are beyond our control, and the effects of which can be difficult to predict, including, without limitation:

Risks Related to the Automotive Industry
  economic cyclicality resulting in a significant decline in production volumes intense competition
  potential restrictions on free trade, including new, continued or higher tariffs on commodities and/or automobiles escalation of international trade disputes
  declines in vehicle sales and production volumes in China
Customer and Supplier Related Risks
  concentration of sales with six customers
  shifts in market shares among vehicles or vehicle segments shifts in "take rates" for products we sell
  unanticipated customer facility rationalization
  potential loss of any material purchase orders
  a deterioration in the financial condition of our supply base
Manufacturing Operational Risks
  product and new facility launch risks
  operational underperformance
  restructuring costs
  impairment charges
  labour disruptions
  supply disruptions
IT Security Risk
  IT/Cybersecurity breaches
Pricing Risks
  pricing risks between time of quote and start of production price concessions above contractual long-term agreement percentages commodity cost increases
  declines in scrap steel prices
Warranty / Recall Risks
  costs to repair or replace defective products
  warranty costs that exceed warranty provisions
  costs related to significant recalls
Acquisition Risks
  an increase in our risk profile as a result of completed acquisitions acquisition integration risks
Other Business Risks
  risks related to conducting business through joint ventures our ability to consistently develop innovative products or processes changing risk profile as a result of investment in strategic product areas such as powertrain and electronics risks of conducting business in foreign markets
  fluctuations in relative currency values
  tax risks
  reduced financial flexibility due to an unanticipated economic shock changes in credit ratings assigned to us
  the unpredictability of, and fluctuation in, the trading price of our Common Shares
Legal, Regulatory and Other Risks
  antitrust and compliance risks;
  legal claims and/or regulatory actions against us
  changes in laws

In evaluating forward-looking statements or forward-looking information, we caution readers not to place undue reliance on any forward-looking statement, and readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements, including the risks, assumptions and uncertainties above which are discussed in greater detail in this document under the section titled "Industry Trends and Risks" and set out in our Annual Information Form filed with securities commissions in Canada and our annual report on Form 40-F filed with the United States Securities and Exchange Commission, and subsequent filings.

__________________________________

1 Earnings Before Interest and Taxes (“EBIT”) is defined as Net Income attributable to Magna before income attributable to non-controlling interests, income taxes, and interest expense, net.  EBIT Margin is the ratio of EBIT to Total Sales.
2 Free cash flow represents Cash from Operating Activities plus proceeds from normal course dispositions of fixed and other assets minus capital spending minus investments in other assets.
3 Earnings Before Interest and Taxes (“EBIT”) is defined as Net Income attributable to Magna before income attributable to non-controlling interests, income taxes, and interest expense, net.  EBIT Margin is the ratio of EBIT to Total Sales.
4 Manufacturing operations, product development, engineering and sales centres and employee figures include certain equity-accounted operations.